                                                                      Exhibit 20


HCA
                                                                            NEWS
--------------------------------------------------------------------------------

                                                           FOR IMMEDIATE RELEASE

INVESTOR CONTACT                                    MEDIA CONTACT
Mark Kimbrough: 615-344-2688                        Jeff Prescott: 615-344-5708


                         HCA REPORTS THIRD QUARTER 2001
                       EPS Increases 21% to $0.40 vs $0.33
   Excluding Gains, Impairments, Restructuring and Investigation Related Costs


                  Earnings Growth Driven by Continued Strength
                          in Volume and Revenue Trends

NASHVILLE, TENN., OCTOBER 24, 2001 - HCA (NYSE: HCA) today announced operating results for the third quarter and nine months ended September 30, 2001. "The Company continued to experience strong patient volume and revenue growth during the third quarter," stated Jack O. Bovender, Jr., HCA's CEO and President. "The results are particularly impressive considering that we are comparing to a very strong third quarter of 2000 where same facility admission growth exceeded 4 percent."

         During the third quarter of 2001, revenues increased to $4.4 billion, up 8.4 percent from $4.1 billion in the third quarter of 2000. Net income, excluding gains on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation related costs, totaled $209 million or $0.40 per diluted share for the third quarter of 2001, compared to $186 million or $0.33 per diluted share in the third quarter of 2000. Net income for the third quarter of 2001 totaled $256 million or $0.48 per diluted share, compared to $174 million or $0.31 per diluted share in the third quarter of 2000.

         The 2001 third quarter operating results includes a $16 million charge to Other Operating Expense, or $0.02 per share, for settlement of non-governmental litigation related to 1997 business matters.

         For the quarter ended September 30, 2001, same facility revenues increased 10.8 percent. Same facility admissions for the Company's hospitals increased by 2.6 percent during the quarter. Same facility inpatient revenue per admission increased in the quarter by 8.3 percent and same facility revenue per equivalent admission increased 8.1 percent.

         Excluding the amortization of goodwill, net income (excluding gains on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation related costs) was $226 million or $0.43 per diluted share in the third quarter of 2001 compared to $207 million or $0.36 per diluted share for the third quarter of 2000.

         During the quarter ended September 30, 2001, the Company recorded gains on sales of facilities totaling $112 million ($68 million net of tax) or $0.13 per diluted share. Also during the quarter, the Company recorded asset impairment charges of $17 million ($10 million net of tax) or $0.02 per diluted share.

         Revenues for the nine months ended September 30, 2001, totaled $13.4 billion compared to $12.5 billion in the first nine months of 2000. Net income, before settlement with Federal government, gains on sales of facilities, impairment of long-lived assets and restructuring of operations and investigation related costs, totaled $811 million or $1.49 per diluted share in the first nine months of 2001, compared to $715 million or $1.26 per diluted share for the nine months ended September 30, 2000. Net income totaled $845 million or $1.56 per diluted share in 2001 versus $198 million or $0.35 per diluted share in 2000.

         For the nine months ended September 30, 2001, HCA recognized gains on sales of facilities of $125 million ($72 million net of tax) or $0.13 per diluted share and asset impairment charges of $17 million ($ 10 million net of tax) or $0.02 per diluted share.

         As of September 30, 2001, the Company operated 189 hospitals and 78 outpatient surgery centers (including 7 hospitals and 3 surgery centers owned through 50/50 equity joint ventures), compared to 198 hospitals and 79 outpatient surgery centers

(including 9 hospitals and 3 surgery centers owned through equity joint ventures) at September 30, 2000.

         At September 30, 2001, the Company's balance sheet reflected total debt of $7.1 billion, common, temporary and minority equity of $6.0 billion and total assets of $17.5 billion. Capital expenditures for the quarter totaled $371 million. The Company's total debt-to-capital ratio was 54 percent at September 30, 2001.

         HCA will host a conference call for investors at 8:30 a.m. CST today. All interested investors are invited to access a live audio broadcast of the call, via Webcast. The broadcast also will be available on a replay basis beginning this afternoon and throughout the next 30 days.

         The Webcast can be accessed at www.videonewswire.com/event.asp?id=1445 or via the Investor Relations site at www.hcahealthcare.com.

                                      * * *

This press release contains forward-looking statements based on current management expectations. Numerous risks, uncertainties and other factors including: (i) the outcome of the known and unknown governmental investigations and litigation involving the Company's business practices including the ability to negotiate, execute and timely consummate definitive settlement agreements in the government's remaining civil cases and to obtain court approval thereof,
(ii) the highly competitive nature of the health care business, (iii) the efforts of insurers, health care providers and others to contain health care costs, (iv) possible changes in the Medicare and Medicaid programs that may impact reimbursements to health care providers and insurers, (v) changes in Federal, state or local regulation affecting the health care industry, (vi) the possible enactment of Federal or state health care reform, (vii) the ability to attract and retain qualified management and personnel, including affiliated physicians, nurses and medical support personnel, (viii) liabilities and other claims asserted against the Company, (ix) fluctuations in the market value of the Company's common stock, (x) ability to complete the share repurchase program, (xi) changes in accounting practices, (xii) changes in general economic conditions, (xiii) future divestitures which may result in additional charges,
(xiv) changes in revenue mix and the ability to enter into and renew managed care provider arrangements on acceptable terms, (xv) the availability and terms of capital to fund the expansion of the Company's business, (xvi) changes in business strategy or development plans, (xvii) slowness of reimbursement, (xviii) the ability to implement the Company's shared services and other initiatives and realize decreases in administrative, supply and infrastructure costs, (xix) the outcome of pending and any future tax audits and litigation associated with the Company's tax positions, (xx) the outcome of the Company's continuing efforts to monitor, maintain and comply with appropriate laws, regulations, policies and procedures and the Company's corporate integrity agreement with the government, (xxi) increased reviews of the Company's cost reports, (xxii) the ability to maintain and increase patient volumes and control the costs of providing services, and (xxiii) other risk factors detailed from time to time in the Company's filings with the SEC may cause actual results to differ materially from these anticipated in the forward looking statements. Many of the factors that will determine the Company's future results are beyond the ability of the Company to control or predict.

Readers should not place undue reliance on forward-looking statements, which reflect management's views only as of the date hereof. The Company undertakes no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

All references to "Company" and "HCA" as used throughout this document refer to HCA Inc. and its affiliates.

                                    HCA INC.
                     Consolidated Operating Results Summary
                 (Dollars in millions, except per share amounts)



                                                                                                                   For the Nine
                                                                                                                   Months Ended
                                                                                         Third Quarter             September 30,
                                                                                        ----------------        -------------------
                                                                                         2001      2000          2001       2000
                                                                                        ------    ------        -------    -------

Revenues ............................................................................   $4,438    $4,093        $13,415    $12,497

EBITDA (a) ..........................................................................     $770      $736         $2,618     $2,441

Net income:
     Excluding settlement with Federal government, gains on sales of facilities, impairment of long-lived assets and restructuring of operations and
        investigation related costs .................................................     $209      $186           $811       $715
     Settlement with Federal government (net of tax) ................................       --        --             (1)      (498)
     Gains on sales of facilities (net of tax) ......................................       68         9             72         18
     Impairment of long-lived assets (net of tax) ...................................      (10)      (12)           (10)       (12)
     Restructuring of operations and investigation related costs (net of tax) .......      (11)       (9)           (27)       (25)
                                                                                       ------------------    ----------------------

     Net income  ....................................................................     $256      $174           $845       $198
                                                                                         ================    ======================


Diluted earnings per share:
     Excluding settlement with Federal government, gains on sales of facilities, impairment of long-lived assets and restructuring of operations and
        investigation related costs .................................................    $0.40     $0.33          $1.49      $1.26
     Settlement with Federal government .............................................       --        --             --      (0.88)
     Gains on sales of facilities ...................................................     0.13      0.02           0.13       0.03
     Impairment of long-lived assets ................................................    (0.02)    (0.02)         (0.02)     (0.02)
     Restructuring of operations and investigation related costs  ...................    (0.03)    (0.02)         (0.04)     (0.04)
                                                                                       ------------------    ----------------------

     Net income .....................................................................    $0.48     $0.31          $1.56      $0.35
                                                                                       ==================    ======================

Shares used in computing diluted earnings per share (000) ...........................  529,491   566,470        543,274    568,216





--------------------------------

(a) EBITDA is defined as income before depreciation and amortization, interest expense, settlement with Federal government, gains on sales of facilities, impairment of long-lived assets, restructuring of operations and investigation related costs, minority interests and income taxes.

                                    HCA INC.
                         Consolidated Income Statements
                                  Third Quarter
                 (Dollars in Millions, Except Per Share Amounts)


                                                                                       2001                      2000
                                                                                ------------------          -----------------
                                                                                Amount       Ratio          Amount      Ratio
                                                                                ------       -----          ------      -----
Revenues ...............................................................        $4,438       100.0 %        $4,093      100.0 %

Salaries and benefits ..................................................         1,808        40.7           1,650       40.3
Supplies ...............................................................           712        16.0             646       15.8
Other operating expenses ...............................................           824        18.6             756       18.5
Provision for doubtful accounts ........................................           364         8.2             333        8.1
Equity in earnings of affiliates .......................................           (40)       (0.9)            (28)      (0.7)
                                                                           ------------------------    -----------------------

                                                                                 3,668        82.6           3,357       82.0
                                                                           ------------------------    -----------------------

    EBITDA .............................................................           770        17.4             736       18.0

Depreciation and amortization ..........................................           255         5.7             257        6.3
Interest expense .......................................................           137         3.1             147        3.6
Gains on sales of facilities ...........................................          (112)       (2.5)            (20)      (0.5)
Impairment of long-lived assets ........................................            17         0.4              17        0.4
Restructuring of operations and investigation related costs ............            17         0.4              16        0.4
                                                                           ------------------------    -----------------------

Income before minority interests and income taxes ......................           456        10.3             319        7.8

Minority interests in earnings of consolidated entities ................            33         0.8              26        0.6
                                                                           ------------------------    -----------------------

Income before income taxes .............................................           423         9.5             293        7.2

Provision for income taxes .............................................           167         3.7             119        2.9
                                                                           ------------------------    -----------------------

    Net income .........................................................          $256         5.8            $174        4.3
                                                                           ========================    =======================


Diluted earnings per share:
    Excluding gains on sales of facilities, impairment of
          long-lived assets and restructuring of operations
          and investigation related costs ..............................         $0.40                       $0.33
    Gains on sales of facilities .......................................          0.13                        0.02
    Impairment of long-lived assets ....................................         (0.02)                      (0.02)
    Restructuring of operations and investigation related costs ........         (0.03)                      (0.02)
                                                                           ------------                ------------

    Net income .........................................................         $0.48                       $0.31
                                                                           ============                ============

Shares used in computing diluted earnings per share (000) ..............       529,491                     566,470


                                    HCA INC.
                         Consolidated Income Statements
              For the Nine Months Ended September 30, 2001 and 2000
                (Dollars in Millions, Except Per Share Amounts)


                                                                                      2001                       2000
                                                                              -------------------         -------------------
                                                                               Amount       Ratio          Amount       Ratio
                                                                              -------       -----         -------       -----
Revenues ................................................................     $13,415       100.0 %       $12,497       100.0 %

Salaries and benefits ...................................................       5,412        40.3           4,956        39.7
Supplies ................................................................       2,136        15.9           1,971        15.8
Other operating expenses ................................................       2,381        17.8           2,288        18.2
Provision for doubtful accounts .........................................         990         7.4             934         7.5
Equity in earnings of affiliates ........................................        (122)       (0.9)            (93)       (0.7)
                                                                               -------------------    ------------------------

                                                                               10,797        80.5          10,056        80.5
                                                                               -------------------    ------------------------

    EBITDA ..............................................................       2,618        19.5           2,441        19.5

Depreciation and amortization ...........................................         774         5.8             778         6.2
Interest expense ........................................................         418         3.1             402         3.2
Settlement with Federal government ......................................           2          --             745         6.0
Gains on sales of facilities ............................................        (125)       (0.9)            (38)       (0.3)
Impairment of long-lived assets .........................................          17         0.1              17         0.1
Restructuring of operations and investigation related costs .............          44         0.3              41         0.3
                                                                               -------------------    ------------------------

Income before minority interests and income taxes .......................       1,488        11.1             496         4.0

Minority interests in earnings of consolidated entities .................          92         0.7              81         0.7
                                                                               -------------------    ------------------------

Income before income taxes ..............................................       1,396        10.4             415         3.3

Provision for income taxes ..............................................         551         4.1             217         1.7
                                                                               -------------------    ------------------------

    Net income ..........................................................        $845         6.3            $198         1.6
                                                                               ===================    ========================
Diluted earnings per share:
    Excluding settlement with Federal government, gains on sales of facilities, impairment of long-lived assets and restructuring
          of operations and investigation related costs..................       $1.49                       $1.26
    Settlement with Federal government ..................................          --                       (0.88)
    Gains on sales of facilities ........................................        0.13                        0.03
    Impairment of long-lived assets .....................................       (0.02)                      (0.02)
    Restructuring of operations and investigation related costs .........       (0.04)                      (0.04)
                                                                           -----------                ------------

    Net income ..........................................................       $1.56                       $0.35
                                                                           ===========                ============

Shares used in computing diluted earnings per share (000) ...............     543,274                     568,216


                                    HCA INC.
                           Consolidated Balance Sheets
                              (Dollars in Millions)


                                                                      September 30,        June 30,          December 31,
                                                                           2001              2001               2000
                                                                      -------------        --------          ------------
                                 ASSETS
Current assets:
     Cash and cash equivalents .................................        $      74          $     124          $     314
     Accounts receivable, net ..................................            2,398              2,364              2,211
     Other .....................................................            1,769              1,891              1,928
                                                                        ---------          ---------          ---------

          Total current assets .................................            4,241              4,379              4,453

Property and equipment, at cost ................................           14,984             14,695             14,290
Accumulated depreciation .......................................           (6,280)            (6,130)            (5,810)
                                                                        ---------          ---------          ---------
                                                                            8,704              8,565              8,480

Investments of insurance subsidiary ............................            1,408              1,529              1,371
Investments in and advances to affiliates ......................              698                831                779
Intangible assets, net of accumulated amortization .............            2,032              2,170              2,155
Other ..........................................................              414                406                330
                                                                        ---------          ---------          ---------

                                                                        $  17,497          $  17,880          $  17,568
                                                                        =========          =========          =========

                  LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Accounts payable ..........................................        $     680          $     673          $     693
     Other current liabilities .................................            1,338              1,317              1,487
     Government settlement accrual .............................               --                745                840
     Long-term debt due within one year ........................              795                218              1,121
                                                                        ---------          ---------          ---------

          Total current liabilities ............................            2,813              2,953              4,141

Long-term debt .................................................            6,312              6,857              5,631
Professional liability risks, deferred taxes and
     other liabilities .........................................            2,354              2,313              2,050
Minority interests in equity of consolidated entities ..........              603                596                572
Company-obligated mandatorily redeemable securities of
     affiliate holding solely Company securities ...............              500                300                 --
Forward purchase contracts and put options .....................               --                 --                769

Stockholders' equity ...........................................            4,915             4,861.              4,405
                                                                        ---------          ---------          ---------

                                                                        $  17,497          $  17,880          $  17,568
                                                                        =========          =========          =========


Current ratio ..................................................             1.51               1.48               1.08
Ratio of debt to debt plus common, temporary and minority equity             54.1%              55.1%              54.0%
Shares outstanding (thousands) .................................          514,845            518,223            542,992


                                    HCA INC.
                              Operating Statistics


                                                                                                 For the Nine Months
                                                           Third Quarter                         Ended September 30,
                                                 -------------------------------           -------------------------------
                                                    2001                 2000                2001                  2000
                                                 ----------           ----------           ----------           ----------
CONSOLIDATED HOSPITALS:
     Number of Hospitals                                182                  189                  182                  189
     Weighted Average Licensed Beds                  40,458               41,409               40,752               41,837
     Licensed Beds at End of Period                  40,450               41,298               40,450               41,298

     Admissions                                     380,800              381,200            1,181,300            1,169,900
          Same Facility % Change                        2.6%                                      3.0%
     Equivalent Admissions                          567,000              568,500            1,741,300            1,735,000
          Same Facility % Change                        2.5%                                      2.6%
     Revenue per Equivalent Admission            $    7,827           $    7,198           $    7,704           $    7,203
          Same Facility % Change                        8.1%                                      6.7%
     Inpatient Revenue per Admission             $    7,109           $    6,479           $    6,943           $    6,378
          Same Facility % Change                        8.3%                                      8.7%

     Patient Days                                 1,873,400            1,842,600            5,851,400            5,775,800
     Equivalent Patient Days                      2,789,300            2,748,300            8,625,000            8,565,500

     Emergency Room Visits                        1,160,000            1,135,900            3,511,300            3,411,400
          Same Facility % Change                        5.2%                                      6.5%

     Outpatient Revenues as a
         Percentage of Patient Revenues                37.3%                37.0%                37.0%                37.1%

     Average Length of Stay                             4.9                  4.8                  5.0                  4.9

     Occupancy                                         50.3%                48.4%                52.6%                50.4%
     Equivalent Occupancy                              74.9%                72.3%                77.5%                74.7%



NUMBER OF CONSOLIDATED AND
NON-CONSOLIDATED (50/50 EQUITY
JOINT VENTURES) HOSPITALS:

     Consolidated                                       182                  189                  182                  189
     Non-Consolidated (50/50 Equity
         Joint Ventures)                                  7                    9                    7                    9
                                                 ----------           ----------           ----------           ----------

     Total Number of Hospitals                          189                  198                  189                  198
                                                 ==========           ==========           ==========           ==========


